Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Squatz Holdings, Inc.
1455 59th St.
Brooklyn , NY 11219
www.SQUATZ.com

Up to $1,070,000.00 in Series Seed Preferred Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Squatz Holdings, Inc.
Address: 1455 59th St., Brooklyn , NY 11219
State of Incorporation: DE
Date Incorporated: May 26, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Series Seed Preferred Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Series Seed Preferred Stock
Type of Security Offered: Series Seed Preferred Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $100.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

<u>Investment Incentives*</u>

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks of the Reg CF launch and receive an "early bird" discount of 5%

Amount-Based Perks

$500+ | Bronze Tier

Early access to new Squatz features on the platform and 15% off unlimited training sessions in year one

$1,000+ | Silver Tier

Early access to new Squatz features on the platform, a verified Squatz profile, and 20% off all of your training sessions for two years

$2,500+ | Gold Tier

Early access to new features on the Squatz platform, a verified Squatz profile, 20% off all of your training sessions... for life, early access to all Squatz products.

$5,000+ | Diamond Tier

5% bonus shares, early access to new features on the Squatz platform, a verified Squatz profile, 20% off all of your training sessions... for life, early access to all Squatz products, a gift basket of LifePro training and recovery equipment.

$10,000+ | Platinum Tier

10% bonus shares, early access to new features on the Squatz platform, a verified Squatz profile, early adopter profile badge, 20% off all of your training sessions... for life, early access to all Squatz products, a gift basket of LifePro training and recovery equipment, and access to a private dinner for Diamond level investors with Founder and Executive Team. *Transportation and lodging not included.

$18,000+ | Royal Tier

10% bonus shares, early access to new features on the Squatz platform, a verified Squatz profile, early adopter profile badge, 20% off all of your training sessions... for life, early access to all Squatz products, a gift basket of LifePro training and recovery equipment, and access to a private dinner for Diamond level investors with Founder and Executive Team (travel, transportation, and lodging included).

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Squatz Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed Preferred Stock at $2.00 / share, you will receive 10 additional shares of Series Seed Preferred Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Squatz Holdings, Inc. ("SQUATZ") allows clients and expert trainers to discover, connect, and co-create on-demand in-person and virtual training sessions. With Squatz, clients can schedule sessions with their favorite celebrity trainers and influencers based on fitness category, time, date, geographic location, training preferences, coach expertise, and more. We have worked with Ulisses of @Ulissesworld (instagram celebrity trainer) as one of our primary influencers training on the platform. Corporations can also design Squatz wellness programs for their employees to use during or after work. With ratings, reviews, virtual training camps, state-of-the-art analytics, and integrated payment options, Squatz delivers a fully personalized, all-in-one fitness solution. And it's entirely free to use - users pay only for the sessions they book. Squatz takes a 20% commision fee for each transaction booked within the platform.

Currently, there is no parent company or subsidiary companies operating underneath or within Squatz Holdings.

Jerry Brach (SQUATZ Chairman, President, and COO) is involved in an active lawsuit, Protempo Limited v. ABC Deals Inc., Chesky Mertz, World Class Sales LLC, and Jerry Brach, filed in Kings County Supreme Court. The lawsuit involves a claim by a company named Protempo Limited for monies allegedly owed on an unpaid invoice. The defendants countersued based on the products being defective. The status of the lawsuit right now is pre-trial.

Competitors and Industry

Squatz is a software technology company that operates in the fitness and health market. Our current competitors fail to address the entire market by often providing limited solutions to only specific market segments. For example, companies like Class Pass focus only on gyms, programs like Apple Fitness and Beachbody focus singularly on pre-packaged services for consumers, and current business management tools such as Trainerize benefit only trainers. Squatz services all consumers in the market. Our platform structure enables us to serve customers at any willingness-to-pay price points and provide a solution for suppliers of all willingness-to-sell price points.

(1) The personal training industry is estimated over $10 billion dollars in the US alone and is steadily growing at a rate of 2.8%. (2) The market size of the personal trainers industry in the US has grown 5.4% per year on average between 2016 and 2021. (3) The industry's growth is expected to continue at a steady growth rate over the next several years. (4) The personal trainer employment rate is high and the number of personal trainer roles is growing at a faster than average rate of 10%.

*(1,3) https://www.ibisworld.com/united-states/market-research-reports/personal-trainers-industry/

*(2) https://www.ibisworld.com/industry-statistics/market-size/personal-trainers-united-states/

*(4) https://www.wellnesscreatives.com/personal-training-industry-statistics/

Current Stage and Roadmap

We have a feature-rich MVP of our software available on the market (Apple, Android, and Desktop). We are in the process of developing Version 2 of Squatz with more feature-rich capabilities (dynamic group pricing, advanced consumer data analytics, and integration of third-party fitness trackers). Version 2 of Squatz is slated for release December 2021. In addition, Squatz private label fitness equipment is currently in development and is slated for public release in Winter 2022.

Over the past year, our company has been focusing on refining our product, developing marketing strategies to acquire clients, and celebrity brand ambassador acquisition (e.g. @Ulissesworld). Our product developers have worked to enhance site performance, redesign essential user experiences (such as user flows and registration screens), and better performance structures within our platform. Such efforts have included enhancing our payment capabilities, virtual training experiences, and our client-to-trainer workout tracking features.

The Team

Officers and Directors

Name: David Anthony Crowley

David Anthony Crowley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO / Co-Founder
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Main goals include, but are not limited to, making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate structure/ growth planning. Mr. Crowley's salary is $8K per month, and he holds a 18.7% equity stake in the company.

Other business experience in the past three years:

- **Employer:** Delta Galil Industries
  Title: Assistant to President - Mass Division
  Dates of Service: July 01, 2019 - March 01, 2020
  Responsibilities: Market research, budget, operations, schedule management, department growth, client acquisition.

Other business experience in the past three years:

- **Employer:** Freelance Film and Television Project Management - Union 829
  Title: Freelance - Union Design
  Dates of Service: January 01, 2011 - August 01, 2017
  Responsibilities: • Led cross-functional teams of designers, artisans and vendors around the world to ensure that costumes were constructed and delivered on time/on budget. Ensured smooth operations in a very fast-paced environment. • Created and tracked budgets of $1 million plus. • Set department goals based on shooting schedule: clearly communicated plans, priorities and status to all stakeholders. Influenced multiple stakeholders without direct authority.

Other business experience in the past three years:

- **Employer:** Trupr
  Title: Founder
  Dates of Service: January 01, 2019 - May 01, 2020
  Responsibilities: Executive management.

Other business experience in the past three years:

- **Employer:** Harvard University
  Title: Faculty Research Aid
  Dates of Service: February 01, 2020 - April 01, 2021
  Responsibilities: Aided in an ongoing research project conducted by a graduated fellow and primarily dealt with the reading, acquisition, and organization of research notes and associated assignments needed to complete the project. The research project focused on narrative story structures in explanatory video formats.

Name: Jerry Brach

Jerry Brach's current primary role is with Pyle USA. Jerry Brach currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder / COO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Primary responsibilities include, but are not limited to, overseeing the day-to-day administrative and operational functions of a business, growth incentives, structure, and general internal operations. Mr. Brach is not salaried and holds a 75% equity stake in the company.

- **Position:** Chairman and President
  Dates of Service: March 12, 2019 - Present
  Responsibilities: Provides leadership and governance of the Board so as to create

the conditions for overall Board's and individual Director's effectiveness, and ensures that all key and appropriate issues are discussed by the Board in a timely manner. Promotes effective relationships and open communication, and creates an environment that allows constructive debates and challenges, both inside and outside the boardroom, between Non-executive Directors and the management.

Other business experience in the past three years:

- **Employer:** Pyle USA
  Title: Vice President of Operations
  Dates of Service: January 01, 1997 - Present
  Responsibilities: Design, plan and implement business strategies, plans and procedures Set comprehensive goals for business growth and success

Other business experience in the past three years:

- **Employer:** Mietal
  Title: Co-founder
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Development of strategy and business incentives/ corporate goals.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Preferred Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Preferred Stock that an investor is buying has no voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Squatz Holdings, Inc. has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Company's platform or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party

technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the platform could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeremiah (Jerry) Brach	6,000,000	Common Stock	75.0

The Company's Securities

The Company has authorized Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Series Seed Preferred Stock.

Common Stock

The amount of security authorized is 10,615,250 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 615,250 with a total of 0 outstanding.

Voting Rights

Each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Please refer to the Amended and Restated Certificate of Incorporation (attached as Exhibit F) regarding dividend rights, liquidation preferences, protection provisions, and conversion rights.

What it means to be a minority holder

As a minority holder of Series Seed Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,000,000

Use of proceeds: Initial issuance of membership units, now converted into Common Stock
Date: March 23, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

In the past two fiscal years, SQUATZ was strictly in elementary product research and development - no contracted staff work, revenue, clients, marketing, or products were made avaliable to the public. It was strictly a research and light development stage.

Revenue

SQUATZ had revenue of $0 in 2020 compared to $2,527 in 2019. The income of $2,527 in 2019 resulted from a consulation by Squatz to a private client.

Cost of Sales

Cost of sales were $0 for both years.

Expenses

Total operating expenses decreased from $79,601 in 2019 to $61,289 in 2020. Specifically, general and administrative expenses decreased from $66,251 to $48,108, while sales and marketing sales remained flat.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future as our prior operating history was a preliminary R&D stage with no physical product for sale, marketing, staff, or clients.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The capital resources that are currently available to the company consists of funding from the co-founder, COO, and backer, Jeremiah Brach.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to company operations. They directly impact our company's ability to effectively scale and grow our clientele over the next 12 to 24 months. The addition of capital from this crowdfunding campaign will directly impact our market penetration and our ability to service new clients as we scale operations over the coming year. Squatz is currently in a growth stage and is in need of additional funds to accommodate resources such as marketing, customer service, product enhancement, and staff.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are essential in our ability to grow as a dominating market competitor but are not directly necessary to the company's viability (we could continue operations and user growth at our current capacity over the next year, but at a less than ideal rate). If we were to raise our maximum funding goal of $1.07 million, more than 95% of our total working capital would be comprised of funds raised from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum funding goal, we will be able to safely continue operations for another 12 months, utilizing the financial capital that is currently available to us provided by co-founder, COO, and investor, Jeremiah Brach. This is based on a current monthly burn rate of an average of $10K per month for expenses related to tech development, staff, operations, and associated technology and site maintenance fees.

If we reach our minimum goal ($10K), most of those funds will be utilized towards marketing campaign material and user/client acquisition incentives (such as paid ads, social media campaigns, and traditional marketing materials).

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our current maximum funding goal of $1.07 million, we will be able to safely continue operations (while scaling business and essential staff) for a minimum of three years.

This is based on our current monthly burn rate of an average of $10K per month plus the additional growth related expenses we expect to incur related to marketing ($10K-$20K per month), tech operations ($10K-$20K per month), customer service ($5K-$10K per month), and user acquisition programs ($5K-$30K per month, which fluctuates based on seasonality and need).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We intended to (in the future) utilize a variety of means of potential funding for further growth incentives common to start-up ventures in our industry. Such means of further capital resources include (but are not limited to): venture capital funding, additional crowdfunding campaigns, private investors, institutional funding, and the reinvestment of profit back into the company to encourage growth.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $16,000,000.00

Valuation Details:

Squatz Holdings, Inc. set its pre-money valuation based on the valuations of similar companies during their seed rounds.

- Find Your Trainer is an online marketplace for finding a vetted and certified personal trainer. Following its seed round, Find Your Trainer had a valuation in the range of $1M to $10M as of Jan 13, 2016.

- VitaGeneis is a personalization platform for health and wellness products and services tailored to your DNA and lifestyle. Following its first seed round, Vitagene

had a valuation in the range of $10M to $50M as of Feb 17, 2016.

- FiiT is a fitness app with hundreds of classes led by in-demand trainers. Following its first seed round, FiiT had a valuation in the range of $24M as of Mar. 15, 2019.

- Edufii develops and operates a cloud-based coaching platform and skill development network. Following its Series A round, Edufii had a post-money valuation in the range of $1M to $10M as of Sep 9, 2014.

- GenoPalate analyzes genetic data, demographics and lifestyle information to deliver personalized insights for optimal healthy eating. Following its seed round, GenoPalate had a post-money valuation in the range of $10M to $50M as of Dec 18, 2019.

The Company determined a pre-money valuation of $16 million based on the average worth/valuation of our direct competitors in this space (above) is $9.2 million (on the low end) and $28.8 million (on the high end). Additionally, Squatz holds exclusive partnerships with market industry giants, NutriChef and LifePro Fitness. These partnerships allow Squatz to access these two companies' direct consumer network, aiding in user acquisition, brand awareness, and fast/ sustainable user growth. The market size of the gym, health and fitness club industry in the United States was estimated at over $32 billion in 2020. Our company aims to acquire a minimum of .05% to 1% of the US market in year one (utilizing our current product and leveraging the networks of our exclusive partnerships), giving our company a valuation of $16 million.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock. The Company does have any outstanding options, warrants, and other securities with a right to acquire shares are exercised or any shares reserved for issuance under a stock plan. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  Paid and strategic ad placement, google ads, brand partnerships, and paid promotions. SQUATZ aims to attract users through the funnel from both a top-down and a bottom-up approach. We will spread awareness of the loyalty and advocacy programs to generate interest in users who want to understand the benefits of becoming a loyal SQUATZ customer.

- *Operations*
  28.5%
  These funds are aimed at improving product development, enchaining user experience, and fortifying our platform's underlying technology to increase performance. We intend to keep operations as lean as possible in Year 1 and 2.

- *Working Capital*
  33.0%
  Excess funds, possible contracted work, legal fees. We intend to use working capital in an agile manner, filtering into areas/ projects associated with product development and marketing as tasks arise.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Paid and strategic ad placement, google ads, brand partnerships, and paid promotions. SQUATZ aims to attract users through the funnel from both a top-down and a bottom-up approach. We will spread awareness of the loyalty and advocacy programs to generate interest in users who want to understand the benefits of becoming a loyal SQUATZ customer. At the maximum funding level, we aim to outsource funding to external sources and networks to both offset in-house tasks while increasing market reach.

- *Company Employment*
  10.0%
  We aim to remain as lean as possible in Year One and Two. SQUATZ will utilize a minimum amount of funding and working capital to increase internal department teams in order to more quickly develop product features and corporate partnerships.

- *Research & Development*
  16.5%
  We intend to utilize a fraction of the capital raised to gain a deeper understanding of this agile market in both US sectors as well as on a global reach, in order to fine-tune our dynamic offerings as well as increase our user base in both consumer and provider sectors of the market.

- *Working Capital*
  20.0%
  Excess funds, possible contracted work, legal fees. We intend to use working capital in an agile manner, filtering into areas/projects associated with product development and marketing as tasks arise. Other possible uses of working capital include legal fees, corporate partnerships, and the development of new projects

(targeted at our current user base).

- *Operations*
  20.0%
  Funds segmented for operations shall pertain to, but are not limited to, internal office support, tools, systems, office supplies, communication, necessary travel expenses (such as inner-city taxi fares), and other possible general office related expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.SQUATZ.com (https://squatz.com/company-info/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/squatz

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Squatz Holdings, Inc.

[See attached]

SQUATZ HOLDINGS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Squatz Holdings, Inc.
Brooklyn, New York

We have reviewed the accompanying financial statements of Squatz Holdings, Inc.(the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 24, 2021
Los Angeles, California

SQUATZ HOLDINGS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 221	$ 399
Total current assets	**221**	**399**
Total assets	**$ 221**	**$ 399**
LIABILITIES AND MEMBERS' EQUITY		
STOCKHOLDERS EQUITY		
Common Stock	75	-
Additional Paid In Capital	138,509	-
Members' equity	-	77,473
Retained earnings/(Accumulated Deficit)	(138,363)	(77,074)
Total stockholders' equity	**221**	**399**
Total liabilities and stockholders' equity	**$ 221**	**$ 399**

See accompanying notes to financial statements.

SQUATZ HOLDINGS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ -	$ 2,527
Cost of goods sold	-	-
Gross profit	-	2,527
Operating expenses		
General and administrative	48,108	66,251
Sales and marketing	13,181	13,350
Total operating expenses	61,289	79,601
Operating income/(loss)	(61,289)	(77,074)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(61,289)	(77,074)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (61,289)**	**$ (77,074)**

See accompanying notes to financial statements.

SQUATZ HOLDINGS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Members Equity	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception March 14, 2019	-	$ -	$ -	$ -	$ -	$ -
Members contribution			77,473	-		77,473
Net income/(loss)					(77,074)	(77,074)
Balance—December 31, 2019	-	-	77,473	-	$ (77,074)	$ **399**
Conversion from LLC into C Corporation			(77,473)	77,473		
Issuance of Stock	7,500,000	75		60,970		61,045
Shared-Based Compensation	-	-		66		66
Net income/(loss)					(61,289)	(61,289)
Balance—December 31, 2020	7,500,000	$ **75**	$ -	$ **138,509**	$ **(138,363)**	$ **221**

See accompanying notes to financial statements.

SQUATZ HOLDINGS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(61,289)	$	(77,074)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared based compensation		66		
Changes in operating assets and liabilities:				
Net cash provided/(used) by operating activities		**(61,223)**		**(77,074)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		61,045		-
Members' contribution				77,473
Net cash provided/(used) by financing activities		**61,045**		**77,473**
Change in cash		(177)		399
Cash—beginning of year		399		-
Cash—end of year	**$**	**221**	**$**	**399**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Squatz Holdings, Inc., formerly known as Squadz.com LLC was originally formed on March 12, 2019 in the state of Delaware. On May 26, 2020, the Company converted legal form from LLC into C Corporation The financial statements of Squatz Holdings, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

Squatz is a multi-sided platform; it seamlessly allows users to connect and co-create customized fitness experiences – anywhere in the world. With simple user discovery, data-led smart-matching and scheduling, communication features, virtual training capabilities (including group video integration), and payment processing capabilities built-in, Squatz ensures easy self-service management and transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

For fiscal year ended December 31, 2019 and part of 2020, the Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

During 2020, the Company converted into C Corp. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that

it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company estimates its federal and state NOL for the stub period of fiscal year 2020 at $61,289. As the Company is an early stage company, a full valuation allowance has been applied thus resulting in net deferred tax assets of zero.

The Company has filed all its tax returns from inception through December 31, 2019 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of providing training session to the users.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $13,181 and $13,350 respectively, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 24, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with par value $0.00001. As of December 31, 2020, 7,500,000 have been issued and are outstanding.

4. SHAREBASED COMPENSATION

During 2020, the Company entered into Consulting Agreement with David A, Crowley (the 'consultant'). Consultant shall receive 1,500,000 shares of common stock in the Company (the "Shares"), which is equal to 15% of the total authorized shares of the Company as of the Effective Date. Ten percent (10%) of the Shares shall vest after three (3) months from the Effective Date, and thereafter, the remaining Shares shall vest every month pro-rata, such that all the Shares have vested after thirty-six (36) months

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	-		-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2019	-	$ -	-
Granted	1,500,000	$ 0.0008	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2020	1,500,000	$ -	2.84

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. Fair value of the restricted stock awards vested during 2020 was $66.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 24, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company lacks significant working capital and has only recently commenced operations. As of December 31, 2020, the Company has a net operating loss of $61,289, an operating cash flow loss of $61,223 and liquid assets in cash of $221, which less than a year worth of cash reserves. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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This offering is not live or open to the public at this moment.

SQUATZ

Your Fitness. Your Terms.


YOUR FITNESS. YOUR TERMS.
It's Time To Train With No Restrictions.

Website | Brooklyn , NY | HEALTH TECH

Squatz Fitness is a platform that connects fitness trainers and fitness seekers in real time - enabling them to train anywhere, either in person or virtually. Our software allows fitness trainers to leverage their free time and easily market their services to anyone seeking new skills, motivation, and helping achieve fitness goals.

$0.00 raised

0 Investors	$16M Valuation
$2.00 Price per Share	$100.00 Min. Investment
Preferred Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Organic users in over 12 countries and 87% user growth in our first year. That's because our company business model and structure focuses around a profit margin of 80% - and is built to increase as users within the network grow.
- We have secured exclusive product partnership contracts with Industry giants NutriChef and LifePro.
- We have a founding team led by Harvard-educated techies, developers, and creatives with a combined work experience that includes building two companies with sales exceeding $170 million.

OVERVIEW

It's Time to train with No Restrictions

At Squatz Fitness, we believe this to be a disruptive solution within the fitness industry, as we provide customized, on-demand access to local personal trainers and gyms - all in real-time.


Introducing SQUATZ
SQUATZ
JOIN MY MASTERCLASS
An All-In-One Virtual Fitness Platform

As we feel we are among the first companies to provide this type of solution in the fitness industry, we are seeking investment to help us build on our first-mover advantage; helping us to promote the business and to rapidly grow our market share.

THE PROBLEM

Too Many One-Size Fits All Solutions When it Comes to Trainers

We have seen and worked with talented trainers who have built strong social media brands, but are unable to monetize their success adequately.

Personal trainers have limited options to both manage their business and track ongoing client progress at the same time.

Gyms that employ trainers can take on average, take anywhere from a 50% to 70% commission cut for services, and most of the industry's leading competitors, such as Beachbody.com and Peloton, specifically focus on one size fits all solutions for only the client-side of the market (not the trainer side).

Furthermore, such services are often too costly for most consumers to partake in.


SQUATZ
Personal trainers, Influencers, and creators are being underserved by traditional gyms, franchises, and leading social media platforms.
There are limited options for trainers to monitize their content while growing their business

THE MARKET

A Winner-Take-All Market

Covid-19 offers an unprecedented market in which there is a surplus of pent-up demand - meaning consumers are willing to spend capital on health, service providers looking to monetize downtime, and the elimination of rival competition from major brick-and-mortar based health clubs. It's a winner take-all market.

Here are some specs behind the market:


SQUATZ
The Consumer Fitness Market
$90
Billion
2019
John Smith

- The latest industry reports by IBISWorld, the size of the personal training market in the USA alone is $10 billion - and $90 billion globally (source)
- Personal training industry growth is happening at a rate of 2.8% and is expected to continue steadily upward. (source)
- There are approximately 400K trainers in the USA, most of whom have no access to a gym, studio, or physical space. (source)


With the rise of Covid-19 and Covid variants, more and more customers are choosing to train at home but still require professional training and guidance on their fitness journey.

- With the rise of Covid-19 and Covid variants, more and more customers are choosing to train at home but some still require professional training and guidance on their fitness journey (source).
- Working out at home while traveling is not only going to continue to grow as more people work from home/ remotely and want options on top of in-person fitness. The market has fully converted to realizing the value of remote/ virtual training (source).
- In general, there has been a growing interest in staying fit. Over 75% of active users open their personal fitness app / health app at least two times a week and more than 25% of users access their fitness apps more than 10 times a week (source).


Virtual - $30/hr
In Person - $50/hr
John Smith
NASM
Thank you for checking out my profile. See below for my areas of specialization and then click the button to see my availability.
Over 75%
of active users open their personal fitness app / health app at least
2 times
a week

THE SOLUTION

Your Fitness. Your Terms

Squatz is an on-demand personal training app for fast, reliable training sessions – anytime, anywhere.

From first-timers to professional athletes, Squatz has been designed to get everyone training on the go.

"Squatz has hit the nail on the head when it comes to building the tools a personal trainer needs to grow their business. It's the behind-the-scenes personal assistant everyone needs." -Ulisses of @Ulissesworld


JOIN MY MASTERCLASS
@ulissesworld


SQUATZ
Built For Everyone
SELECT WHICH BEST DESCRIBES YOU
Trainee
Trainer
Chest & Triceps
Squatz is Democritizing Fitness

Users can find the right personal trainer near them based on their goals, lifestyle, and body types. With us, they can work out with trusted and recommended personal trainers at home, at the gym, in the nearest park, or at the nearest recreation center.
And it's pretty easy - Users just enter their preferred training style, find a personal trainer that's right for them, and enjoy their session.

Squatz is fully equipped with in platform payments, secure and dynamic virtual group training, workout analytics, trainer to client statistic tracking, routine programing, schedule maintenance, and more.



TRAINER - Problem
TRAINER - Solution
Losing long-term clients (Covid)
In platform client retention and acquisition Tools
Marketing and sales limitations
Promote their personal brand and content
Lack of access to new clients
Real time access to clients seeking fitness custom experiences
Losing significant percentage of revenue to health clubs (50-70% on average)
Monetize free-time and owned resources without the need of an employer
A schedule with no personal autonomy
Ensured full flexibility of schedule for both trainers and clients
Constant fear of cash flow issues and burnout
Guaranteed payments for: sessions, content, virtual chats, and more.



CLIENT - Problem
CLIENT - Solution
Unable to find a trainer that meets needs and goals
Quickly and easily find trainers to engage in one-on-one, group, in-person or virtual training
Having to travel to meet the trainer (lack of time/ access)
Train at home, nearby gyms, private studios, parks and recreation centers
Training in group settings / "one-size-fits-all" solutions
One-on-one, personalized coaching sessions ensure fitness seekers achieve their goals.
Lack of privacy in health clubs
Trainers review progress and develop customize workout plans
Gyms & personal training can be pricey
Access to trainers based on personal budget
Need trust and safety with trainers
Squatz vetted trainers with community guidelines and client reviews

Payments by credit card are made easy within the secure payment system. Whether users would like to try professional training services for the first time or are seasoned regulars, there's a Squatz for everyone.

Squatz is built to scale exponentially. Because Squatz is a multi-sided platform, it seamlessly allows users to connect and co-create customized fitness experiences – anywhere in the world. The platform is user-friendly and easy to use. With simple user discovery, data-led smart-matching and scheduling, communication features, virtual training capabilities (including group video integration), and payment processing capabilities built-in – Squatz ensures easy self-service management and transactions.



SQUATZ
Monetized User Content
Secured Payment
High Growth Network Effects
Advanced Analytics and Software

As a platform in the gig-economy, we operate with no direct-hire, employees, minimal sunk costs, and the freedom to scale.


SQUATZ
Trainers are Paid Instantly
Corporate Gym Program
Our trainers charge
$120 an Hour
on Average
Dashboard
Current Demand
Go online
Current income $1,000.00
Pending income $500.00
Total earnings of date $5,700.00
Session requests 0

Unlike most other companies, we do not employ the one-size-fits-all approach with our consumers. Our company does not run ads or sell user data to third parties, which are common hindrances to the user experience and often encourage consumer abandonment. Instead, our business model focuses on high-growth network effects to ensure massive scalability and an optimum return rate.


SQUATZ
SQUATZ
keeps
20%
Of All
Transactions
100%
Of All
Subscription Fees

Companies like class pass focus only on gyms, programs like Apple Fitness and Beachbody only focus on pre-packaged services for clients, and current business management tools such as trainerize only benefit trainers.

Squatz services all consumers in the market. Our platform structure serves consumers at any willingness to pay price points as well as providing a solution for suppliers of all willingness to sell price points.


SQUATZ
1 Year
of Product
Testing
87%
User Growth with
NO Paid
Marketing
Servicing
Verified Users in over
12
Countries

WHY INVEST

We Want to Be Your Number One Person-to-Person Fitness Provider

With Squatz - we aim to replace traditional institutions such as gyms and membership based facilities.


SQUATZ
The Future of Fitness.
All in one software solution for both trainers and clients.
A singluar market place for monetization and socialization.
No one-size fits all solutions.

We are working to merge a fractured landscape of products and services in the fitness market into one comprehensive platform experience. Squatz aims to become the nation's leading fitness platform for all consumer and professional needs.

We will be launching a line of Squatz developed and branded fitness products (machines, weights, recovery equipment, massage guns, and more) by the end of 2021. Join us, because we are on track towards a bright future.

In the Press

NEWSWIRE

CONSUMER WORLD REPORT

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Meet Our Team



David Anthony Crowley

CEO / Co-Founder

David Crowley is the CEO and co-founder of SQUATZ. Mr. Crowley has worked as a growth strategy consultant specializing in consumer engagement, market alignment, digital product development, and digital user design. As a member of MIT University's Computational Law Report, Mr. Crowley has twice spoken as a guest speaker at the United Nations World Data Forum, presenting on issues concerned with measuring and combatting modern slavery with data-driven solutions. Mr. Crowley has co-authored two publication for MIT's Computational Law Report on topics surrounding data analysis. Before working in corporate management, Mr. Crowley held positions in project and operations management for major television and Broadway productions. As a project manager, he helped to oversee the completion of various multi-million dollar ventures (credits include projects for NBC, Direct TV, The Public Theater, The Syfy Network, CBS, and IFC). Mr. Crowley is currently studying Business Administration with a minor in Economics at Harvard University. He is a graduate of the Juilliard School Apprenticeship Program (2014).



Jerry Brach

COO / Co-Founder

Jerry is an entrepreneur at heart, recently launching BallBox to challenge Amazon Lockers, and co-founded Squatz Fitness.

As President of Sound Around, USA (including Pyle Audio), the company expanded online and into the Americas, Asia, and the Middle East - adding appliances, outdoor equipment, and sports and fitness products.

Jerry's primary occupation is with Pyle USA. He currently works 6 hours per week in his roles with SQUATZ.



Eric Chavez

Head of Corporate Growth

Eric Chavez is an experienced marketing leader hailing from Austin, TX. He has worked in the technology industry throughout his entire career in both technical and business capacities at Dell Technologies, American Express, and Facebook and is passionate about revolutionizing and democratizing mental and physical well being. Eric is a proud first-generation college student earning his Bachelor of Science in Mechanical Engineering from the University of Texas at Austin and Master's in Business Administration from Harvard Business School.



Jason Xenarios

Head of Design and Products

Jason's pursuit of excellence heightens every brand he touches. His experience includes product design, UX/UI, web design, application design, and motion graphics. He has worked with a diverse range of clients, including Schlumberger, SCI, Delta Airlines, New York Department of Education, McDonald's, Virgin, Sony, LG, Rogers, CIBC, Home Depot, Labatt, Alexander Keith's, Indigo, PlayStation, AXE, DreamWorks, Unilever Imperial, Hellmann's, Becel and Virgin Mobile.



Daniel Del Mastro

Technology Director

Daniel has over 15+years experience as software developer, architect, CTO, with experience leading projects in banking, gaming, security, education and retail. He is a three time founder and entrepreneur and an enthusiatic member of the Squatz enterprise.



Mostafa Makmouk

Technology and Product Development

A product-obsessed nerd who adores getting involved in business requirements, Pragmatically using technology to build solutions to deliver product needs. Broad executive experience ranging from software development to operation management.

The first big project that was built by myself been deployed across 2000 shops and fulfilled more than a million orders annually.

Been involved in Radio/Tv systems and infrastructure, streaming solutions, and as well building parcel/vending machines through IoT and electronic components.

My specialty is sorting out what to deliver quickly in any kind of application; mobile, web or desktop, I work Front-end, back-end, server administration, and a lot more

the latest tech I'm getting wired at is DAPP applications, Eth NFT's, Blockchain, Solidity.

Offering Summary

Company :	Squatz Holdings, Inc.
Corporate Address :	1455 59th St., Brooklyn , NY 11219
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$100.00

Terms

Offering Type : Equity

Security Name : Series Seed Preferred Stock

Minimum Number of Shares Offered : 5,000

Maximum Number of Shares Offered : 535,000

Price per Share : $2.00

Pre-Money Valuation : $16,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks of the Reg CF launch and receive an "early bird" discount of 5%

Amount-Based Perks

$500+ | Bronze Tier

Early access to new Squatz features on the platform and 15% off unlimited training sessions in year one

$1,000+ | Silver Tier

Early access to new Squatz features on the platform, a verified Squatz profile, and 20% off all of your training sessions for two years

$2,500+ | Gold Tier

Early access to new features on the Squatz platform, a verified Squatz profile, 20% off all of your training sessions... for life, early access to all Squatz products.

$5,000+ | Diamond Tier

5% bonus shares, early access to new features on the Squatz platform, a verified Squatz profile, 20% off all of your training sessions... for life, early access to all Squatz products, a gift basket of LifePro training and recovery equipment.

$10,000+ | Platinum Tier

10% bonus shares, early access to new features on the Squatz platform, a verified Squatz profile, early adopter profile badge, 20% off all of your training sessions... for life, early access to all Squatz products, a gift basket of LifePro training and recovery equipment, and access to a private dinner for Diamond level investors with Founder and Executive Team. *Transportation and lodging not included.

$18,000+ | Royal Tier

10% bonus shares, early access to new features on the Squatz platform, a verified Squatz profile, early adopter profile badge, 20% off all of your training sessions... for life, early access to all Squatz products, a gift basket of LifePro training and recovery equipment, and access to a private dinner for Diamond level investors with Founder and Executive Team (travel, transportation, and lodging included).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Squatz Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed Preferred Stock at $2.00 / share, you will receive 10 additional shares of Series Seed Preferred Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Investment opportunities posted and accessible through the site are of three types:

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

What if a workout could be as easy as opening an app?

My name is David Crowley, and I am the co-founder and CEO of Squatz. A company designed to put Your Fitness on Your Terms with virtual and in-person personal training options.

We're not talking about some one size fits all pass to pre-recorded videos and content.

We're talking about your opportunity to invest in a multi-sided platform that connects trainers and clients, letting them arrange fitness experiences that can be done anytime, anywhere.

All on one platform. A one-stop-shop that allows trainers, wellness experts, and top-performing fitness influencers to run a business while allowing clients to find customized workouts at the price point they're looking for. Squatz is fully equipped with in platform payments, secure and dynamic virtual group training, workout analytics, trainer to client statistic tracking, routine programming, schedule maintenance, and more.

Trainers win because it means stepping away from gyms, who on average, take anywhere from a 50% to 70% cut of their hourly wage, making it impossible to scale. And clients win by avoiding paying high costs, hidden fees, and membership prices currently gouging the market.

With simple user discovery, data-led smart-matching, scheduling features, chat tools and payment processing capabilities built-in, Squatz ensures easy self-service management and transactions for everyone involved.

Hi. My name is Jerry Brach, co-founder and COO of Squatz.

As more people shift away from brick-and-mortar gyms, over 75% of active people are opening their personal fitness or health app at least two times a week. And more than 25% of people access their fitness apps more than 10 times a week. Which means our offering is hitting the market at the perfect time.

Don't just take our word for it, we've been testing, and developing our technology in Harvard University's Incubator Lab. Since launching six months ago, Squatz has experienced an 87% growth in users across twelve countries and has secured two exclusive product partnerships with health industry giants: NutriChef and LifeProFitness.

And with the personal training market in the US alone at $10 billion dollars and steadily growing at a rate of 2.8%? The numbers don't show any sign of slowing down.

Speaking of numbers. Let's talk about how we retain profit. Our company does not run ads or sell user data to third parties, which are common hindrances to the user experience and often encourage consumer abandonment. Instead, we're operating in the gig-economy with no direct-hire employees and minimal sunk costs. We take a 20% commission fee from all sessions, and users only pay for the training they complete.

With our SQUATZ corporate program, companies can also offer our fitness services to their

employees, for as low as $1.50 per employee per month.

We believe this will lead to a high-growth network that will be massively scalable.

We aspire to be the number one person-to-person fitness provider in the country - replacing traditional institutions such as gyms and membership-based facilities.

All that’s missing is you. It’s a new era in the fitness industry, don’t just sit there, get in the game with fitness on your terms.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF

SQUATZ HOLDINGS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Squatz Holdings, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Squatz Holdings, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on May 26, 2020.

2. That the Board of Directors of this corporation (the "Board of Directors") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Squatz Holdings, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 8 The Green, Ste. A, Dover, DE 19901, County of Kent. A Registered Agent, Inc. is the Corporation's registered agent at that address.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,615,250 shares of Common Stock, $0.00001 par value per share ("Common Stock"), and (ii) 615,250 shares of Preferred Stock, $0.00001 par value per share ("Preferred Stock").

The following is a statement of the designations and the rights, powers, privileges and preferences, and the qualifications, limitations or restrictions thereon, in respect of each class of capital stock of the Corporation. Unless otherwise indicated, references to "Sections" or "Subsections" in this Article Fourth refer to sections and subsections of this Article Fourth.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote or written consent (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate vote of the holders of Common Stock.

B. PREFERRED STOCK

615,250 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Series Seed Preferred Stock" with the following respective rights, powers, privileges and preferences, and restrictions, qualifications, and limitations thereon. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Corporation in any calendar year (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series

of capital stock that would result in the highest Series Seed Preferred Stock dividend. The "Applicable Original Issue Price" shall mean the Series Seed Original Issue Price, as the case may be. The "Series Seed Original Issue Price" shall mean $2.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined in Subsection 2.3), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, then the holders of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amount that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount that a holder of a share of Series Seed Preferred Stock is entitled to receive under this Subsection 2.1 is hereinafter referred to as the "Series Seed Liquidation Amount."

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the preferential payments to the holders of Series Seed Preferred Stock as provided in Subsection 2.1 are paid in full, any remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. The following events shall be deemed to be a liquidation of the Corporation for purposes of this Section 2 unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (on an as converted to Common Stock basis) (the "Requisite Holders") elect otherwise by written notice to the Corporation (any such event, a "Deemed Liquidation Event"):

(a) a merger or consolidation in which

(i) the Corporation is a constituent party; or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer or other disposition is to a wholly-owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect any transaction constituting a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of the consummation of any transaction constituting a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the 90th day after the consummation of such Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series Seed Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later 120 days after the consummation of such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation from such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds"), on the 150th day after the consummation of such Deemed Liquidation Event (the "Redemption Date"), to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the applicable Series Seed Liquidation Amount payable for each series of Preferred Stock. Notwithstanding the foregoing, in the event of a redemption pursuant to the

preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem each holder's shares of Preferred Stock, in proportion to the respective amount that each holder would receive upon the redemption of all outstanding shares of Series Seed Preferred Stock, to the fullest extent of such Available Proceeds, and thereafter shall redeem the remaining shares of Series Seed Preferred Stock as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2, the Corporation shall not expend or dissipate the consideration received from such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(c) In accordance with clause (i) of Subsection 2.3.2(b), the Corporation shall send written notice of the redemption set forth in Subsection 2.3.2(b) (the "Redemption Notice") to each holder of record of Series Seed Preferred Stock not less than ninety (90) days after the Deemed Liquidation Event. Each Redemption Notice shall state:

(i) the number of shares of Series Seed Preferred Stock held by the holder that the Corporation shall redeem;

(ii) the Redemption Date and the price per share of the Series Seed Preferred Stock to be redeemed (the "Redemption Price");

(iii) the date upon which the holder's right to convert such shares terminates; and

(iv) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series Seed Preferred Stock to be redeemed.

(d) On or before the Redemption Date, each holder of shares of Series Seed Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series Seed Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Series Seed Preferred Stock shall promptly be issued to such holder.

(e) If the Redemption Notice shall have been duly given, and if on the Redemption Date the Redemption Price payable upon redemption of the shares of Series Seed Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or

deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series Seed Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

2.3.3 Amount Deemed Paid or Distributed. If the amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such Deemed Liquidation Event is made in property other than in cash, the value of such distribution shall be the fair market value of such property, as determined as set forth in the Merger Agreement for such Deemed Liquidation Event or, if not set forth therein, as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability:

(i) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(b) For securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate), the method of valuation of such securities shall take into account an appropriate discount (as determined in good faith by the Board of Directors) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

(c) For any other property other than securities, the value shall be determined in good faith by the Board of Directors, including the approval of the Investor Director.

2.3.4 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial

Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon release from escrow and/or satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4 consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

3.2 Preferred Stock Protective Provisions. At any time when at least 25% of the originally issued shares of Series Seed Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock), in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class on an as-converted to Common Stock basis, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a) effect any Deemed Liquidation Event;

(b) amend, alter, or repeal the rights, powers or privileges of the Series Seed Preferred Stock as set forth in any provision of this Amended and Restated Certificate of Incorporation or Bylaws, as then in effect, in a manner that adversely affects the powers, preferences or rights of such Series Seed Preferred Stock;

(c) create or authorize the creation of or issue any new class or series of equity securities having rights, powers, or privileges set forth in this Amended and Restated Certificate of Incorporation, as then in effect, that are senior to or on parity with the Series Seed Preferred Stock, or increase the number of authorized shares of any class or series of equity securities;

(d) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation of the Corporation if such reclassification, alteration or amendment would render such security pari passu with or senior to the Series Seed Preferred Stock;

(e) purchase, redeem or declare or pay any dividend or other distributions on any capital stock, other than stock repurchased from employees or consultants of the Corporation in connection with the cessation of their respective services with the Corporation, at the lower of fair market value or cost;

(f) incorporate or create any subsidiary that is not a wholly-owned subsidiary, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(g) increase or decrease the authorized number of directors constituting the Board; or

(h) amend this clause (h) or any of the foregoing clauses (a) through (g).

4. Optional Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price for such series of Preferred Stock by the applicable Series Seed Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "Series Seed Conversion Price" per share for each series of the Series Seed Preferred Stock shall initially be equal to the Applicable Original Issue Price for such series. The initial Series Seed Conversion Price and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion

Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is converting into Common Stock at the time and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of shares of Series Seed Preferred Stock to voluntarily convert such shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of Series Seed Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or such later date, which may be contingent upon an event, as may be specified in such notice) shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such applicable date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate(s) that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock so converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when any shares of Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its

authorized but unissued stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of Series Seed Preferred Stock, the Corporation shall take any corporate action that may be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series Seed Conversion Price.

4.3.3 Effect of Conversion. All shares of Series Seed Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate, at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and shall not be reissued as shares of such series, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3, deemed to be issued) by the Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock or Preferred Stock, and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively "Exempted Securities"):

(i) shares of Series Seed Preferred Stock, or shares of Common Stock, Options, Convertible Securities, or other securities issuable upon conversion of any of the Series Seed Preferred Stock, or as a dividend or distribution on the Series Seed Preferred Stock;

(ii) shares of Common Stock, Options, Convertible Securities, or other securities issued upon the conversion of any debenture, warrant, option, or other convertible security outstanding on the date of or immediately prior to the Series Seed Original Issue Date;

(iii) shares of Common Stock, Options, Convertible Securities, or other securities issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock;

(iv) shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants or advisors to, the Corporation pursuant to any plan, agreement or arrangement approved by the Board of Directors, including (solely with respect to any such plan, agreement or arrangement adopted, amended or modified after the Series Seed Original Issue Date) the Investor Director;

(v) shares of Common Stock, Options, Convertible Securities, or other securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, or similar business combination approved by the Board of Directors, including the Investor Director;

(vi) shares of Common Stock issued in a public offering registered under the Securities Act of 1933, as amended;

(vii) shares of Common Stock, Options, Convertible Securities, or other securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the Investor Director (including shares underlying (directly or indirectly) any such Options or Convertible Securities); or

(viii) shares of Common Stock, Options (including shares underlying (directly or indirectly) any such Options), Convertible Securities, or other securities issued in connection with strategic transactions involving the Corporation and other entities (and not primarily for capital raising purposes), including (x) joint ventures, (y) technology license or development arrangements or (z) marketing or distribution arrangements, provided that such issuances are approved by the Board of Directors, including the Investor Director.

(b) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "Series Seed Original Issue Date" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities), or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a

subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, are revised (either automatically pursuant to the provisions contained therein (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series Seed Conversion Price to an amount which exceeds the lower of (i) the Series Seed Conversion Price on the original adjustment date, or (ii) the Series Seed Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock relating to such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date (either automatically pursuant to the provisions contained therein (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) or as a result of an amendment to such terms) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, the adjusted Series Seed

Conversion Price shall be readjusted to such Series Seed Conversion Price as would have been obtained had such Option or Convertible Security never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series Seed Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Series Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series Seed Conversion Price in effect immediately prior to such issue, then such Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C)$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series Seed Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options

for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If, at any time and from time to time after the Series Seed Original Issue Date, the Corporation shall effect a subdivision of the outstanding Common Stock, the Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series Seed Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If, at any time and from time to time after the Series Seed Original Issue Date, the Corporation shall combine the outstanding shares of Common Stock, the Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Series Seed Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. If, at any time and from time to time after the Series Seed Original Issue Date, the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Series Seed Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. If, at any time and from time to time after the Series Seed Original Issue Date, the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 4.6 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustments for Mergers, Reorganization and Other Corporate Events. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5, 4.6 or 4.7, as to which such applicable Subsection shall apply), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one such share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the shares of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series

Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the shares of Series Seed Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price pursuant to this Section 4, the Corporation shall, at its expense and as promptly as reasonably practicable (but in any event not later than ten days thereafter), compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, at its expense and as promptly as reasonably practicable after the written request at any time of any holder of shares of Series Seed Preferred Stock (but in any event not later than ten days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of shares of such Series Seed Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other right; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, any other recapitalization, consolidation or merger involving the Corporation, or any sale, lease, transfer, exclusive license or other disposition of all or substantially all the assets of the Corporation, including any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, recapitalization, consolidation, merger, sale, lease, transfer, exclusive license, disposition, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time issuable upon the conversion of shares of Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, consolidation, merger, sale, lease, transfer, exclusive license, disposition, dissolution, liquidation or winding-up, and the amount per share and character of such

exchange applicable to shares of Series Seed Preferred Stock and Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least five (5) times the Series Seed Original Issue Price and resulting in at least $30,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation (a "Qualified IPO"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock (or such other securities, cash or other property into which the Series Seed Preferred Stock is then convertible) at the then effective conversion rate applicable to such series of Series Seed Preferred Stock and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time for Series Seed Preferred Stock. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the Mandatory Conversion Time for Series Seed Preferred Stock and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for shares of Series Seed Preferred Stock, the Corporation shall cause to be issued and delivered to such holder, or on his, her or its written order, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, cash as provided in Subsection 4.2 in respect of any fraction of a share of Common Stock otherwise issuable upon such conversion and payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock so converted (or such other securities, cash or other property into which Series Seed Preferred Stock is then convertible). From and after the Mandatory Conversion Time for Series Seed Preferred Stock, all outstanding shares of Series Seed Preferred Stock shall be deemed to have been converted into shares of Common Stock (or such other securities, cash or other property) and shall no longer be considered outstanding, and all certificates evidencing such shares of Series Seed Preferred Stock shall be deemed to have been retired and cancelled for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates (or lost certificate affidavits and agreements) on or prior to such date, subject to the right of the holders of such shares of Series Seed Preferred Stock to receive the shares of Common Stock or

other securities, cash or other property to which they are entitled hereunder. Such converted shares of Series Seed Preferred Stock may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences, privileges, restrictions, qualifications, limitations and other terms set forth herein that are generally applicable to holders of Series Seed Preferred Stock may be waived on behalf of all holders of Series Seed Preferred Stock by the written consent or affirmative vote of the Requisite Holders, consenting or voting (as the case may be) as a single class on an as-converted to Common Stock basis.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a

director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any

of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Thirteenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Thirteenth (including, without limitation, each portion of any sentence of this Article Thirteenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 27th day of October, 2021.

By: ______________________________
Name: David Crowley
Title: Chief Executive Officer